ITEX Corporation
3326 160th Ave. SE, Ste. 100
Bellevue, WA 98008
Fax: (425) 463-4041

November 22, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:     H. Christopher Owings, Assistant Director
Mara Ransom, Legal Branch Chief
David Orlic, Special Counsel, Office of Mergers and Acquisitions
Robert Errett, Staff Attorney

Re:   ITEX Corporation
Definitive Additional Proxy Soliciting Materials
Filed November 10, 2010
File No. 000-18275

Dear Ms. Ransom and Messrs. Owings, Orlic and Errett:

On behalf of ITEX Corporation (“ITEX”), we submit the following response to your comment letter dated November 15, 2010.  Set forth below are the Staff’s comments followed by our responses.

Investor Presentation

Cashless Exchange Industry, page 4

1.	Please provide us supplementally with support for your estimates that there is $1.4B transaction value in local exchanges and there are 250 exchanges, which include 200,000 members.

Response:

These industry estimates are based on ITEX’s best information and belief, derived from available information and Mr. White’s former associations with various barter trade organizations such as the National Association of Trade Exchanges, and the International Reciprocal Trade Association (“IRTE”).  Although ITEX believes there is a reasonable basis for the estimates, its internal information is dated and it finds little or no published or formal industry information available.  For example, another current industry source estimates the retail barter industry to be $2B in transaction value with 300 to 350 independent offices.

The investor presentation has not yet been delivered or presented to any individual or group.  ITEX is prepared to remove the slide, if a characterization of each of these statements as “estimates” is not sufficient.

ITEX Overview, page 5

2.	Please tell us, and confirm that you will disclose in future filings, by what measure you are the “[l]argest membership B2B Trading Community in the United States and Canada.”

Response:

In our letter of response to the Staff dated November 15, 2010, in response to item 1(c) on page 4 we indicated that ITEX was ranked number one in the retail trade exchange industry when measured by either total number of members or by total revenues.  We confirm that we will disclose in future filings the measure that is being used to make statements of this nature.

Should you have any questions regarding the foregoing, please contact Stephen Tollefsen of the firm of Tollefsen Business Law at (425) 353-8883.

Should you wish to communicate by fax, please send your faxes to me at 425-463-4041.
Sincerely,
ITEX CORPORATION

/s/ Steven White
Steven White
Chief Executive Officer

cc:	Stephen Tollefsen
Tollefsen Business Law P.C.
            (425) 353-8883